Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich St.

New York, NY 10013

July 15, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Mark P. Shuman, Legal Branch Chief
Mitchell Austin, Staff Attorney
Stephen G. Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.

Registration Statement on Form S-1

File No. 333-194817

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 7, 2014 and the date hereof, 3,376 copies of the Preliminary Prospectus of TubeMogul, Inc. (the “Registrant”) dated July 7, 2014 were distributed as follows by the underwriters:

•	401 copies to prospective underwriters/dealers;

•	2,730 copies to institutional and other investors; and

•	245 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m. Eastern Time on July 17, 2014, or as soon thereafter as practicable.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Ric Spencer
Name: Ric Spencer
Title: Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Zaheed Kajani
Name: Zaheed Kajani
Title: Managing Director

[SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST]